Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                     Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”)
Suite 3320, 181 Bay Street
Toronto, Ontario M5J 2T3

Item 2                                     Date of Material Change

February 13, 2020

Item 3                                     News Release

A news release was issued by the Company on February 13, 2020 through the facilities of Globe Newswire and was subsequently filed on SEDAR.

Item 4                                     Summary of Material Change

On February 13, 2020, the Company reported results of the updated Life of Mine plans for the Rainy River (“Rainy River”) and New Afton (“New Afton”) Mines. A National Instrument 43-101 (“NI 43-101”) Technical Report for each operation will be filed within 45 days. The Company also provided updated Mineral Reserves and Resources as of December 31, 2019.

Item 5                                     Full Description of Material Change

On February 13, 2020, the Company reported results of the updated Life of Mine plans for the Rainy River and New Afton Mines. A NI 43-101 Technical Report for each operation will be filed within 45 days. The Company also provided updated Mineral Reserves and Resources as of December 31, 2019.

Over the past year, the Company has undertaken a comprehensive mine optimization study for the Rainy River Mine that included a review of alternative open pit and underground mining scenarios with the overall objective of improving the return of investment and creating a life of mine plan that secures optimal profitability at a mineral reserve gold price of $1,275 per ounce. The Company also released results of an integrated New Afton B3 and C-zone optimization life of mine study that is focused on de-risking the execution of the C-zone project, primarily targeting mine plan optimization and subsidence control, confirming capital requirements, finalization of the tailings disposal plan, dewatering and stabilization of the historic tailings area and advancing permitting efforts while maintaining a self-funded approach.

Rainy River Life of Mine Highlights

Over the past year, the Company worked diligently on creating a new operating vision for the Rainy River Mine with the objective of creating a mine plan that optimizes the return on investment, while achieving profitability at an early stage of the plan. Consistent with that objective, the Company has evaluated various open pit and underground mining scenarios that prioritized mining in areas that generate positive margins and drive meaningful cash flow over the balance of a shorter, but more profitable mine life. In future years, there remains potential to extend the underground mine life beyond 2028 should the prevailing gold price support the development of additional mining areas during that period and/or exploration efforts increase the resource inventory.

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The open pit mine plan considers mining a smaller pit shell using a $1,275 gold price and a mineral reserve cutoff grade ranging between 0.46-0.49 g/t gold eq. that focuses on mining open pit ore at a lower strip ratio of 2.53:1 (waste:ore) over a mine life from 2020 to 2024, with full depletion of the open pit in early 2025. While the operating cut-off grade has increased to a range of 0.46-0.49 g/t gold eq. (from 0.30 g/t), the lower grade open pit ore (0.30-0.46/0.49 g/t gold eq.) will continue to be stockpiled for processing during the underground mine life, which continues beyond the completion of open pit mining. The reduced size of the open pit significantly decreases capital requirements as waste mining (including overburden stripping) requirements decrease by more than 150 million tonnes and required stabilization of the waste dumps is minimized. Using new unit costs, geotechnical, metallurgical, water balance and capital requirement assumptions, the new plan delivers superior value and free cash flow over the period 2020 to 2024, as well as the life of mine, as compared to the 2018 plan, even with reduced gold Mineral Reserves.

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The underground mine plan was evaluated on a zone by zone basis and includes mining areas that provide optimal profitability at a gold price of $1,275 per ounce. Underground mining is expected to begin in 2022 and ramps-up over the underground mine life with peak production from 2025 to 2027. All gold ounces located in zones that did not meet the profitability threshold have been removed from the underground mine plan. The underground mine will be accessed via five portals, including four in-pit portals, as well as the Intrepid zone portal located to the east of the open pit, which significantly reduces capital development spend. There remains potential for underground mine life extension should the gold price environment support the inclusion of additional mining areas during the underground mine life and/or exploration efforts increase the resource inventory.

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The mill facility is planned to average approximately 25,800 tonnes per day and availability is expected to average 92%. Head grade over the life of mine is projected to average 1.06 gold grams per tonne at a recovery rate of 89%. The low-grade ore stockpile is expected to supplement underground mill feed from 2026 to 2028.

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Capital spend for the life of mine was optimized with a significant reduction in capital required for the Underground development and infrastructure. From the life of mine period, the operation is expected to generate free cash flow (including capital leases, closure costs and gold stream payments) of approximately $550 million at a gold price assumption of $1,300 per gold ounce, or more than $1 billion at a spot gold price assumption of $1,550 per gold ounce.

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For the period 2020 to 2024, the operation is expected to generate free cash flow (including capital leases and gold stream payments) of approximately $250 million at a gold price assumption of $1,300 per gold ounce, or approximately $600 million at a spot gold price assumption of $1,550 per ounce.

New Afton Mine

In early 2019, the Company reinvested in the future of the New Afton Mine by re-launching a self-funded development strategy for the C-zone, which extends mine life to 2030, including processing of stockpiled ore, with robust economics. Over the past year, the Company has focused on de-risking the execution of the C-zone, including the finalization of the mine design, tailings disposal plan, subsidence and stabilization and advancing permitting efforts. The updated mine plan also provides technical and cost updates for the life of mine.

●	From 2020 to 2024, the development of the higher-grade C-zone will continue to be advanced, with production beginning in Q3 2024 and ramping up to full production from 2025 to 2029.
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Development of the C-zone is expected to be self-funded using life of mine gold and copper price assumptions of $1,300 per gold ounce and $3.00 per copper pound or using spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound.

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Lower production is expected for the period of 2021 to 2024 (with lower production planned for 2024), until the C-zone begins production. This lower production period could be partially offset with the potential incorporation of additional resources from the Sub-level cave (“SLC”) zone into the mine plan as we potentially grow the zone through exploration drilling programs.

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The updated life of mine plan incorporates thickened and amended tailings to increase stability of the current and historical tailings, with in-pit thickened tailings deposition planned for the C-zone ore portion.

●	The new mine plan also provides geotechnical study updates with the objective of enhancing the mine plan and subsidence control.

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Total capital for the life of mine ($175 million and $460 million in sustaining and non-sustaining capital, respectively) is expected to remain high from 2020 to 2023, primarily related to the development of the C-zone and decrease significantly in 2024 to 2026, with minimal capital over the balance of the mine life.

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Over the life of mine the operation is expected to generate free cash flow (including capital leases) of more than $1 billion, at metal prices of $1,300 per gold ounce and $3.00 per copper pound and spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound. Over the capital intensive C-zone development period from 2020 to 2024, the operation will generate free cash flow of more than $100 million at metal prices of $1,300 per gold ounce and $3.00 per copper pound and spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound.

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There remains significant potential to further extend mine life as exploration programs advance at depth below and down plunge of the SLC-zone and east of the C-zone block cave and within the broader New Afton land package.

Mineral Reserves and Resources (as at December 31, 2019)

As at December 31, 2019, New Gold is reporting Mineral Reserves and Resources as summarized in the table below. Detailed Mineral Reserve and Resource tables is set out at the end of the press release referenced in Item 3, above.

Consolidated gold Mineral Reserves decreased by approximately 1,622,000 gold ounces as compared to 2018. This decrease includes approximately 280,000 gold ounces of mining depletion at the Rainy River Mine and approximately 85,000 gold ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 29,900 gold ounces of positive resource to reserve conversion resulting from 2019 drilling and the updated and operational plan at the New Afton Mine.

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The decrease in gold Mineral Reserves for the Rainy River Mine, is primarily associated with the updated open pit and underground mine plans, resulting in a 1,549,000 gold ounce decrease (inclusive of mine depletion) in Mineral Reserves. The decrease in Mineral Reserves was driven by:

o	Updated estimates to life of mine operating and capital costs;
o	Updated recovery model applied to open pit ore material; and
o	Removal of marginal underground material from the life of mine plan.
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At the New Afton Mine, Mineral Reserves decreased by approximately 72,000 gold ounces over the prior year as a result of mine depletion and optimized block cave shapes, partially offset by the addition of 29,900 gold ounces from the SLC zone.

●	At the Blackwater project, Proven and Probable Mineral Reserves remain unchanged as compared to 2018.

Consolidated Measured and Indicated Mineral Resources decreased by approximately 166,000 gold ounces due to the decrease in open pit Mineral Resources at the Rainy River Mine, partially offset by increased underground Mineral Resources at the Rainy River and New Afton Mines.

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Rainy River Mine Measured and Indicated Mineral Resources have correspondingly decreased by 225,000 gold ounces due to the decrease of 1,116,000 gold ounces of open pit Mineral Resources as a result of the impact of key inputs and drivers, partially offset by an increase of 891,000 gold ounces of underground Mineral Resources reclassified from Mineral Reserves.

●	Total Measured and Indicated Mineral Resources at the New Afton Mine increased by approximately 57,000 gold ounces.
●	Measured and Indicated Mineral Resources at Blackwater remain materially unchanged as compared to the prior year.

Consolidated Inferred Mineral Resources decreased by approximately 226,000 gold ounces due to the decrease at Rainy River and Inferred Mineral Resources at the New Afton Mine and at Blackwater remain materially unchanged as compared to year end 2018.

Item 6                                     Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7                                     Omitted Information

No information has been omitted.

Item 8                                     Executive Officer

Sean Keating, Vice President, General Counsel and Corporate Secretary
(416) 324-6000

Item 9                                     Date of Report

February 21, 2020

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance are “forward looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this material change report include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs and the factors contributing to those expected results, including the timing of filing new technical reports for the Rainy River and New Afton mines, timing of the implementation of the new life of mine plans, the Company’s positioning for profitability and sustainable free cash flow beginning in Q1 2020, the development of New Afton’s B3 and C-zone and the free cash flow expected from that development, statements under the heading “Rainy River Life of Mine Highlights” and “New Afton Mine”, and estimations of the Company’s Mineral Reserves and Mineral Resources.

All forward-looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, New Gold's latest annual management's discussion and analysis (“MD&A”), Annual Information Form and current technical reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this material change report are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance; (10) the qualified persons being able to complete the new technical reports within 45 days; and (11) the Company’s ability to implement the new life of mine plans on the timing described herein or at all.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as the “Enterprise Risk Management and Risk Factors” section of the MD&A, included in New Gold's Annual Information Form, previous MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to Mineral Reserves contained herein has been reviewed, verified and approved by Mr. Andrew Croal, Director, Technical Services of New Gold. The scientific and technical information relating to Mineral Resources and exploration activities and results contained herein has been reviewed and approved by Mr. Michele Della Libera Director, Exploration of New Gold. All other scientific and technical information contained herein has been reviewed and approved by the persons named under the heading “Technical Information and Qualified Persons” with respect to the technical and scientific information noted for each name. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Mr. Della Libera is a Professional Geoscientist and a member of Engineers & Geoscientists British Columbia and Professional Geoscientists Ontario. Mr. Croal, Mr. Della Libera and the persons named under the heading “Technical Information and Qualified Persons” are "Qualified Persons" for the purposes of NI 43-101. No limitations were imposed on these Qualified Persons with respect to the verification of the data contained herein. Further detail about the mineral resource and reserve estimates, including assumptions, parameters, risks and data verification measures, will be available in the updated technical reports to be filed by the Company within 45 days following the date of the news release referred to in Item 3, above.